September 30, 2005

VIA EDGAR AND FEDERAL EXPRESS

Ms. Linda van Doorn
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	CNL Hotels & Resorts, Inc. Form 10-K for the Fiscal Year Ended December 31, 2004; File No. 001-32254

Dear Ms. van Doorn:

On behalf of CNL Hotels & Resorts, Inc. (“CHR”) I am writing in response to your letter to Mr. C. Brian Strickland, dated September 16, 2005 (the ‘Comment Letter’), providing comments on the Form 10-K for CHR for the fiscal year ended December 31, 2004, filed with the Securities & Exchange Commission (the “Commission”) on March 16, 2005 (the “Form 10-K”). We understand and appreciate the purpose of your review is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosures in our filing. We welcome this process and look forward to working with you in satisfying this purpose. We supplementally advise the Staff as follows, with the numbered responses below corresponding to the numbered comments in your Comment Letter which is attached:

1.     Item 6.  Selected Financial Data
The following table provides for the fiscal years ended December 31, 2004, 2003, 2002, 2001 and 2000 an analysis of our distributions to shareholders, and our cash flows from operations, for the applicable periods as presented on page 32 of our Form 10-K.

	Total	2004	2003	2002	2001	2000

Cash flows from operations	505,320	213,714	112,887	76,660	58,408	43,651

Cash distributions declared	499,012	218,343	129,961	74,217	48,409	28,082

Difference	6,308	(4,629)	(17,074)	2,443	9,999	15,569

We believe the appropriate place to disclose the source of cash to fund our distributions is in MD&A. Item 7 MD&A, page 63 under “Distributions,” identified the alternative source of cash as borrowings. Item 301 of Regulation S-K indicates that the “purpose of the selected financial data shall be to supply… selected financial data which highlight certain significant trends in the registrant’s financial condition and results of operations.” We believe our presentation under Item 6 in our Form 10-K is compliant with the aforementioned regulation in that we provide the required items and present such items that we believe enhance the understanding of and/or highlight trends in our financial condition and results of operations.

Linda van Doorn
September 30, 2005

In addition to disclosing the alternative sources for funding our distributions to shareholders in our Form 10-K, we have also included risk factors relating to such borrowings under Item 1 Business of our Form 10-K under the sub-heading Risk Factors (beginning on page 8) where we discuss the use of borrowings for distributions under the following sub-categories of risk and in which we reference the risk factor discussed in italics:

Page 8 Risks Related to our Business and Operations
•	Our ability to obtain funds through borrowings may adversely impact our ability to make distributions.
•	Decreased funding from credit enhancements may adversely affect our distributions to stockholders.

Page 17 Risks Related to Borrowing
•	Our current debt level reduces funds available to distribute to our stockholders and may expose us to risk of default under debt obligations.
•
Increases in interest rates and/or the failure of our interest rate protection arrangements to reduce our interest rate volatility may increase our interest expense and adversely affect our cash flow and our ability to service our indebtedness and make distributions to our stockholders.

2.     Item 6.  Selected Financial Data
The last sentence of footnote 4 of Item 6 Selected Financial Data, on page 35 of our Form 10-K discloses that "[w]e have not treated such amounts as a return of capital for purposes of calculating the stockholders' return on their invested capital as a GAAP basis calculation would not be appropriate for this purpose." The reference to "return of capital" in this sentence does not relate to "return of capital" under GAAP or a tax basis, but rather the return of “Invested Capital” which is a defined term in our Articles of Amendment and Restatement, as amended (the “Charter”). The return of invested capital cited above in footnote 4 relates to a preferred return (the "Preferred Return") to our stockholders under our Charter, consisting of the sum of (i) the stockholders' 8% Return * and (ii) 100% of Invested Capital. Prior to the payment of certain fees under the Charter, our stockholders must first receive their Preferred Return. "Invested Capital" is calculated pursuant to a definition in the Charter which requires that, among other things, "Invested Capital" be reduced "by the portion of any Distribution that is attributable to Net Sales Proceeds." Since none of the distributions reported in our Form 10-K resulted from Net Sales Proceeds, "Invested Capital" for purposes of determining the Preferred Return was not reduced by any amount of such distributions. Accordingly, the purpose of the disclosure in the last sentence of footnote 4 set forth above was to inform our investors that none of the distributions that they received would reduce the amount of invested capital on which the Preferred Return was based.

Linda van Doorn
September 30, 2005

3.     Footnote #23  Credit Enhancements
CHR has entered into various agreements (the “Credit Enhancement Agreements”) with third-party hotel operators (each the “Manager”) concurrent and in connection with the execution of long-term Hotel Management Agreements (each the “Management Agreement”) with each such Manager. In footnote #2 to our financial statements,” Summary of Significant Accounting Policies” page 86 of our Form 10-K (“Footnote #2”) we describe the various types of Credit Enhancement Agreements. The following is an excerpt from this disclosure describing one of the various agreements which we refer to as Threshold Guarantees:

“Threshold Guarantees (“TG”) are provided by the [Manager] to the Company in order to guarantee a certain minimum return for each of the properties covered by the TG. Generally, each TG is available for a specific Property or pool of Properties. Funding under these guarantees is recorded as a reduction in operating expenses, a reduction in hotel and resort management fees or as liabilities by the Company, depending upon the nature of each agreement and whether the funded amounts are required to be repaid by the Company.”

Our response will focus only on those aforementioned Threshold Guarantees (“TG”), which coincide with the accounting treatment addressed in your Comment Letter. As disclosed and noted above, under the TG arrangements, the Manager would fund an amount to CHR to cover periodic operating shortfalls of the hotel (the “Shortfall Amount”). Typically, funding under the TG is provided during the beginning years of the Management Agreement and is attributable to the period of stabilization at a property (or pool of properties) due to, among other things, the change in Manager and/or change in branding. The periodic Shortfall Amount is typically defined in the Management Agreement as the shortfall between a predefined minimum return to CHR and the actual Operating Profit, also defined in the Management Agreement, of the hotel during each period.

* Defined terms used but not otherwise defined in this response to Question #2 to the Comment Letter shall have the meanings ascribed to such terms in the Charter.

Linda van Doorn
September 30, 2005

Generally, the funds under TG arrangements are available to cover operating shortfalls during a specified period of time or until the maximum amount of the guarantee is utilized. In certain of the TG arrangements the funding amount paid by the Manager is specifically stipulated as a reduction of the management fee paid to such Manager while in the others there is no such stipulation.

The basis for recognizing funding under the TGs as a reduction of management fee expenses or otherwise as a contra-expense in the determination of operating profit is in accordance with Emerging Issues Task Force (“EITF”) 02-16, “Accounting by a Reseller for Cash Consideration Received from a Vendor.” In EITF 02-16 the Task Force consensus determined that vendor allowances received by a customer should be presumed to be a reduction of the prices of the vendor’s products or services and therefore reduce product or service cost when recognized in the customer’s income statement. Our interpretation of EITF 02-16 determined that CHR (as customer) was receiving a reduction in the cost of the products and services provided by the Manager (as vendor). For TGs in which the contractual agreement specifically calls for the funding under the agreement to reduce management fees we have recognized such funding as a reduction of the stipulated service cost. For TGs which do not stipulate such specific reduction in the cost of the products and/or services provided by the Manager we have recognized the funded amounts as a contra-expense in our income statement. Our presentation as a contra-expense was, in part, intended as a means to ensure transparency of these agreements and the impact of funding under these agreements on the overall cost of operating our properties (which include the specific cost of sales for our revenue streams (e.g., rooms, food & beverage, and other as well as the other property operating costs). EITF 02-16 effectively anticipates that the customer’s recognition of any vendor rebate would be reflected in cost of sales which typically is a single line item. As we previously referenced, the components of our cost of sales, specifically as it pertains to the services rendered by the Manager (vendor), are reflected in multiple line items in our statement of operations. Consequently, we believe the presentation as a contra-expense properly distinguishes the TG funding relative to our multiple components of cost of sales.

As disclosed in Footnote #2, we recognize such amounts under the TG arrangements when funded and when CHR has no further obligations relating to the funded amounts including future performance or repayment.

In Footnote #2, we use the term “credit enhancement” to encompass broadly the various structures to our contractual arrangements with Managers in which Managers, pursuant to various arrangements, provide us with funds directly to CHR or indirectly to our unconsolidated subsidiaries for the purpose of ensuring a specified minimum return at the property or pool of properties managed on our behalf.

Linda van Doorn
September 30, 2005

The caption and phrase is used for convenience to describe these arrangements and we have used the term, “credit enhancement”, historically in our filings to describe these varying arrangements. We believe the use of the term “credit enhancement” has been used by other entities in the lodging and Real Estate Investment Trust industry to make reference to similar agreements or provisions of a management agreement whereby a third-party provides some element of financial credit risk mitigation.

* * * * *

Pursuant to your Comment Letter please note the following acknowledgement from CHR:
•	CHR is responsible for the adequacy and accuracy of the disclosures made in our Form 10-K;
•	CHR recognizes that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filing; and
•	CHR recognizes that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, you can contact me at (407) 540-2563, or alternatively at mpatten@cnlchc.com.

Very truly yours,

/s/ Mark E. Patten

Mark E. Patten
Senior Vice President and Chief Accounting Officer
CNL Hotels & Resorts, Inc.

cc:	Robert Telewicz, Staff Accountant of the Securities and Exchange Commission
C. Brian Strickland, Chief Financial Officer, CNL Hotels & Resorts, Inc.
Judith Fryer, Esq., Greenberg Traurig, LLP